Alcan + Pechiney

A New World of Opportunity

December 2003

© 2003 ALCAN INC.

Alcan has filed with the Securities and Exchange Commission (“SEC”) a registration statement to register the Alcan Common Shares to be issued in the U.S. offer, including related tender/exchange offer materials, and such registration statement has become effective. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials and other relevant documents at the SEC’s Internet web site at www.sec.gov, and the transaction-related documents have been mailed to Pechiney securityholders. Additional copies of the transaction-related documents may be obtained at Alcan’s expense by contacting the Information Agent for the offers, D.F. King & Co., Inc, toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to the prospectus, dated October 24, 2003, and related materials. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements made in this communication are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although Alcan’s management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under “Cautionary Statement Concerning Forward-Looking Statements “ and “Risk Factors” in the prospectus, dated October 24, 2003, included in the registration statement filed with the SEC. See the previous paragraphs for information about how you can obtain a free copy of the registration statement.

IMPORTANT ADDITIONAL INFORMATION

This presentation includes certain information concerning Pechiney and the combined business of Alcan and Pechiney. This information is subject to risks and uncertainties. We have based this information on publicly available information about Pechiney (primarily filings by Pechiney with the SEC and the French Commission des opérations de bourse). However, to date Pechiney has granted Alcan only limited access to non-public information regarding Pechiney and Alcan has no means of compelling such access. In addition, Pechiney’s primary financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in France while Alcan’s primary financial statements are prepared in accordance with Canadian GAAP. There are differences between Canadian and French GAAP. The unaudited pro forma information included herein is prepared based on the US GAAP information that Pechiney discloses publicly. Alcan has not been in a position to verify the Pechiney information or the pro forma information about the combined entity included in this presentation. Some of the information about Pechiney in this presentation is based on good faith estimates by Alcan or industry sources that may be materially inaccurate. The pro forma information presented is not necessarily indicative of the operating results or financial condition that would have been achieved had Alcan’s offer for Pechiney been completed duringthe periods or at the times presented, nor is this information necessarily indicative of future results or conditions of Alcan after it has acquired Pechiney. The pro forma information does not reflect the impact of synergies that Alcan expects to realize over time or the costs associated with the integration of operations necessary to achieve such synergies nor does it reflect the impact of significant divestitures that Alcan must make as required by antitrust regulators. Some of the risks associated with the information about Pechiney and the combined Alcan and Pechiney is discussed under “Risk Factors” in the prospectus, dated October 24, 2003, included in the registration statement that we have filed with the SEC in connection with the offer.

Certain terms used in this presentation are defined in the appendix.

Alcan + Pechiney
A New World of Opportunity

  Strategic Rationale
  Pechiney Overview
  The Combined Company
  Business Group Impacts
  Financial Dimensions
  Summary

Strategic Rationale

Compelling Strategic Rationale

Creates Substantial Value for Shareholders

   Fits strategy &  value-maximizing objectives
  Strengthens Alcan as a world-leading aluminum company
  Provides broad technology leadership - core smelting technology
  Enhances aluminum fabrication portfolio, e.g. aerospace
  Creates US$6 billion packaging leader
  Accretive to EPS, free cash flow, ROCE from year one
  Well timed
  Increases future  options

Strategic Rationale

US$250 Million Annual Pre-Tax Cost Synergies

 Synergies are Realistic and Achievable

100% percent of synergies by year-end 2005 Costs Implementation: US$200million CAPEX: US$50 million $50 million of synergies adds US$0.10 to EPS.

Strategic Rationale

Regulatory Review

 Clearance by MTF, DOJ and French Treasury

European Commission	US Department of Justice	French Treasury
Divestiture of either 50% share in the AluNorf(1) mill and the Göttingen and Nachterstedt mills Neuf-Brisach(1), Rugles and, at purchaser's option, Annecy	Divestiture of Pechiney's aluminum rolling mill located in Ravenswood (West Virginia)	Continuity of operations at industrial sites except those which Pechiney has announced would be closed
Continue licensing of alumina refining and smelter cell technologies Divestiture of Alcan’s anode baking technology business Elimination of the overlap in aluminum aerosol cans and aluminum cartridges
  Location in France of:
    Global HQ for packaging
    and aerospace operations
    Global HQ of new cell
    technology for primary
    aluminum
    European headquarters
    for primary aluminum
    operations
    Global HQ for engineered
    products

Total commitments amount to approximately 5% of pro-forma sales

(1) Alcan's Latchford casting operations can also be added to either the AluNorf or Neuf-Brisach packages at the purchaser’s option.

Strategic Rationale

Integration Underway

Successful Track Record

Lessons Learned

Maintain current operating focus

Line leadership of integration process

Jointly staffed integration teams

Fill and announce key jobs as soon as possible

Timeline to achieve full synergy run-rate within 2 years

Milestones

Dec 2003

Top-level executive team and structure announced

Integration leadership team in place

Jan 2004

Completion of personnel review

April 2004

Completion of synergies review

June 2004

Final decisions on key assets

Strategic Rationale

Organization

Leadership Team

Pechiney Overview

Pechiney’s Key Strengths

An Industry Leader

Pechiney Overview

Aluminum Smelting Technology Sales

Unrivaled Leadership as #1 Technology Provider

  80% market share in the Western World in the past 10 years
  New AP50 technology ready for deployment
  Main break-through from AP50 is 15% reduction in capital invested per ton
  Presence in technology market and profitability is further enhanced by ECL, a leading provider of equipment for smelters

Pechiney Overview

Aerospace

 50% market share with Airbus
Long-term Trend Towards More Plate Intensive Aircraft

Pechiney Overview

Aerospace

The A380 Will Significantly Impact Airbus’ Plate Consumption
56% Market Share Secured To Date On New Model

Airbus plate consumption

Reference : base 100 in 2003 in equivalent A320 aircrafts

Source: Airlines monitor & Pechiney

Weight of plates
on A320 = 90t

Weight of plates
on A380 = 900t

Pechiney Overview

International Trade

A Profitable Business That Benefits From Scale

Three businesses:
  Agencies: International network
  trading goods for Pechiney as
  well as for third parties
  Distribution: France, Germany /
  mostly semi-finished aluminum
  Physical trading: Alumina,
  aluminum, copper, etc.

Rationale:
  Takes advantage of volumes
  shipped by business units to
  enhance traded quantities and
  to improve margins
  Conservative risk approach
  and strict monitoring of risk
  limits
  A long standing track record of
  high profitability

Pechiney Overview

Continuous Improvement

  Took 2 1/2 years to prepare before it
  was launched in December 2001
  Operational for almost 2 years
  Delivered 228 million euros of
  cumulative gains at the end of Q3 2003

The Combined Company

Global Group – Balanced Presence

88,000 Employees, 322 Operating Facilities
in 50 Countries Around the World

Revenues are presented on the basis of the average US$/Euro exchange rate during 2002

The Combined Company

Diversified Business Mix

 Balanced Portfolio
2002 Revenue

Alcan: US$12.3 Bn

Pechiney: US$11.4 Bn (1),(2)

Pro Forma: US$23.7 Bn (1),(2)

(1) Including Pechiney trading revenue of US$4.8 billion
(2) On the basis of average US$/€ exchange rate during 2002 of .95

The Combined Company

Increased Core Market Presence

 Strengthens Current Position

2002 Revenue By End-Use Market (1) (2)

Alcan	Pechiney

                             Pro Forma

(1) Excludes Pechiney trading revenues of US$4.8 billion
(2) On the basis of average US$/€ exchange rate during 2002 of .95

Source: Pechiney figures are based on estimates derived from publicly available documents

Business Group Impact

Bauxite & Alumina

 8 Alumina Refineries on 4 Continents -- 6.0 Mt of Capacity*

kt

  No. 2 in global capacity

  Combined position balanced

  Further 20% of QAL
  increases ownership to
  41.4%, making Alcan
  single largest shareholder

  Integrate complementary bauxite mines and alumina refineries

  Re-evaluate alumina expansion opportunities

  Optimize technology of the two companies

  *Equity share of capacity

Business Group Impact

Primary Aluminum

24 Smelters on 5 Continents -- 3.4 Mt of Capacity

Largest share of low-cost smelting capacity in the world

        50% in bottom third of global cost curve

Advanced high-amperage smelting technology (AP-30 & AP-50 cell)

Alcan's wholly-owned hydro power

Diversified low-cost primary position

Greater scale and financial strength to leverage AP-50 technology

Increased brownfield and greenfield opportunities

 (1) Adjusted to include Alouette for full year Source: CRU (Industry and Market Outlook, January 2003)

Business Group Impact

Rolled Products

Largest Low-cost Rolling System
3.4 Mt of Sheet and Foil Capacity in 12 Countries

►Positioned to serve growing demand for automotive applications in North America and Europe

►Capacity and reach to address expanding aluminum fabrication needs in any region

►Leverage best manufacturing practices

►Product mix optimization/plant reloading opportunities

Business Group Impact

Engineered Products

$2.6 Billion in Revenues and 74 Facilities in 17 countries

►Entry into high value-added aerospace
    market and excellent platform to grow
    business. No. 1 supplier to Airbus.

►Hard-alloy extrusions complement
    Alcan’s specialty soft/medium extrusion
    operations in Europe

►Full range of product and technical
    solutions for aerospace and transportation
    applications

►Synergy opportunities

Business Group Impact

Packaging

Creates No. 1 Food Flexibles and Pharma Packaging Supplier $6 Billion in Revenues and 190 Facilities in 26 Countries

  Improves ability to serve multinational customers through size and scale
  Increases presence in Americas and reinforces leadership position in Europe
  Leverages technological and geographic diversity
  Creates significant synergy opportunities
  Increases backward integration into film production
  Strong platform for future growth

Financial Dimensions

Summary of Terms

92% of Pechiney Shares Tendered in Initial Offer Period

Consideration

Per Pechiney share

– €28.60 in cash, plus €1 bonus if more than 95% of Pechiney capital and voting rights on a fully diluted basis are tendered (including subsequent offering period).

– .5441 Alcan shares

€83.40 per OCEANE, plus €0.40 bonus.

Financial Dimensions

Remaining Transaction Milestones

Alcan Committed to Successful Process

Financial Dimensions

Sensitivities

Estimated After-tax Impact on Long-term Profitability

	Change in full year average	Pre-Pechiney		Post-Pechiney
		Net Inc.	EPS	Net Inc.	EPS
Aluminum	+US$100/mt	$120 M	$0.37	$190 M	$0.52
Exchange Rates *
Canadian dollar	+1 US cent	($11) M	$(0.03)	($11) M	$(0.03)
Euro	+1 US cent	$4 M	$0.01	$0 M	$0.00
Australian dollar	+1 US cent	($2) M	$0.00	($3) M	$(0.01)

 *Excludes balance sheet translation impact

Summary

Invest with Confidence

Committed to Maximizing Value

  Modern asset base

  CAPEX in line with depreciation

  Strong and stable free cash flow

  Increased leverage to the LME

  Resilient performance in downturns

  Solid track record capturing synergies

  Greater opportunities to create value

Appendix

Business Group Profiles

Combined Company

	President and CEO	Head Office Location	Sales Revenue* (billions)	Number of Employees	Number of Countries
Bauxite and Alumina	Michael Hanley	Montreal, Canada	US$ 1.6	4,800	9
Primary Metal	Cynthia Carroll	Montreal, Canada	US$ 7.1	20,000	13
Rolled Products Americas and Asia	Martha Finn Brooks	Cleveland, USA	US$ 3.5	5,600	5
Rolled Products Europe	Chris Bark-Jones	Zurich, Switzerland	US$ 2.4	6,700	7
Engineered Products	Michel Jacques	Paris, France	US$ 2.6	9,700	20
Packaging	Christel Bories	Paris, France	US$ 5.8	33,000	26

Bauxite & Alumina

8 Alumina Refineries on 5 Continents -- 6.0 Mt of Capacity*

*Equity share of plant capacity

Primary Aluminum

24 Smelters on 5 Continents -- 3.4 Mt of Capacity*

*Equity share of capacity

Rolled Products Americas & Asia

2.0 Mt of Sheet and Foil Capacity in 5 Countries

Rolled Products Europe

1.4 Mt of Sheet and Foil Capacity in 7 Countries

Engineered Products

US$2.6 billion in Revenues
80 Sites in 20 Countries

Packaging

$6 billion in Revenues
190 Sites in 26 Countries

Western World Aluminum Balance

Primary Metal

	2001	2002	2003f
Production	16,670	17,230	17,730
FSU/China/E. Europe	2,700	2,750	3,150
SUPPLY	19,370	19,980	20,880
% Change	-1.9%	+3.1%	+4.5%
DEMAND	18,920	19,570	20,490
% Change	-6.2%	+3.4%	+4.7%
INVENTORY CHANGE	+450	+410	+390

Aluminum – Rolled & Fabricated Products

2002 Pro Forma Revenues by End Market

Source: Pechiney figures based on estimates derived from publicly available documents.

2002 Financial Highlights Pro-forma

($US million)	Alcan	Pechiney(1)	Pro Forma (1), (2)
Revenues	$12,327	$11,404	$23,731
BGP (3) from operating segments	$2,029	$783	$2,832
% Margin	16.4%	6.9%	11.9%
% Margin without trading revenues	16.4%	10.7%	14.4%
Capital Expenditures	$711	$455	$1,183
(1)  Includes US$4.8 billion of trading revenue and US$72 million of related BGP
(2)  Indicative only. Unaudited figures. Accounting principles and policies not harmonized.
      Combination represents sum of the two standalone businesses without transaction adjustments
(3)  Business Group Profit

2003 Nine-Month Highlights Pro-forma

($US million)	Alcan	Pechiney(1)	Pro Forma (1), (2)
Revenues	$10,105	$9,081	$19,186
BGP (3) from operating segments	$1,576	$675	$2,251
% Margin	15.6%	7.4%	11.7%
% Margin without trading revenues	15.6%	12.1%	14.4%
Capital Expenditures	$578	$375	$953
(1)  Includes US$3.9 billion of trading revenue and US$50 million of related BGP
(2)  Indicative only. Unaudited figures. Accounting principles and policies not harmonized.
      Combination represents sum of the two standalone businesses without transaction adjustments
(3)  Business Group Profit

©2003 ALCAN INC